[Ropes & Gray LLP Letterhead]

April 28, 2009	Yana D. Guss (617) 951-7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz

Re:	Registration Statement on Form N-14 for DWS International Fund, Inc.
(File No. 333-158137)

Dear Mr. Grzeskiewicz:

On behalf of DWS International Fund, Inc. (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in Christina D’Angelo’s telephone call to me on March 27, 2009 and in your telephone call to me on April 21, 2009 (the “Comments”), relating to the registration statement on Form N-14 (the “Registration Statement”) of the Registrant, filed with the Commission on March 23, 2009, regarding the reorganization of DWS Japan Equity Fund, a series of DWS Investor Funds, Inc., into DWS International Value Opportunities Fund, a series of the Registrant.

For convenience of reference, I have summarized each of the Comments before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.	Comment. With respect to the question in the Questions & Answers Section (“Q&A”) “Will I have to pay taxes as a result of the merger?”, please add disclosure which clarifies whether the liquidation of 100% of DWS Japan Equity Fund’s securities prior to the merger will result in a taxable distribution to shareholders.

Response. The requested change has been made. The underlined disclosure below has been added to the response in the above-referenced question of the Q&A:

“The merger is expected to be a tax-free reorganization for federal income tax purposes and will not take place unless special tax counsel provides an opinion to that effect. However, it is expected that DWS Japan Equity Fund will sell substantially all of its portfolio assets in connection with the merger, and if the Fund recognizes capital gains in these sales on a net basis, it will distribute to shareholders those gains. You may be subject to tax on any distributions made to you. At this time, DWS Japan Equity Fund does not expect to distribute any such gains to shareholders. If you choose to redeem or exchange your shares before or after the merger, the redemption or exchange likely will generate taxable gain or loss; therefore, you may wish to consult a tax advisor before doing so. Of course, you may also be subject to taxation as a result of the normal operations of your fund whether or not the merger occurs.”

2.	Comment. Please attach a copy of the accounting survivor analysis (“NAST analysis”) as an appendix to the SEC correspondence letter.

Response. As requested, the NAST analysis is attached hereto as Appendix A.

3.	Comment. In light of the fact that substantially all of DWS Japan Equity Fund’s portfolio will be sold, please disclose the estimated capital gains/losses that shareholders could expect to receive. Please provide this estimate as of February 28, 2009, both in the form of a dollar amount and in the form of a percentage. Please note in the disclosure that the estimates are as of February 28, 2009 and are subject to change.

Response. The requested change has been made. The following disclosure has been added to the section entitled “Certain Federal Income Tax Consequences”:

“As of February 28, 2009, the capital losses in excess of capital gains of Japan Equity Fund for its final tax year is expected to be $65,000,000 (i.e., 148.39% of net asset value). Since net capital gain or loss will depend on the prices at which portfolio assets are sold prior to the merger, the size of the net capital gain or loss to Japan Equity Fund cannot be calculated precisely at this time. The estimates provided above were determined as of February 28, 2009 and are subject to change. Although Japan Equity Fund does not expect to distribute any capital gains to shareholders for its current year, the disposition of its portfolio assets will start the eight-year period to which the capital losses can be carried forward (subject to the limitations described below) for federal income tax purposes.”

4.	Comment. As a footnote to the fee table, please indicate if the expense cap for DWS International Value Opportunities Fund excludes Acquired Fund Fee and Expenses.

Response. Acquired Fund Fees and Expenses, if any, are less than one basis point for DWS International Value Opportunities Fund. As a result, neither the prospectus for DWS International Value Opportunities Fund nor the Registration Statement reference “Acquired Fund Fees and Expenses” in the fee table or related footnotes.

5.	Comment. In the Portfolio of Investments, please indicate that all of the securities purchased following the liquidation of substantially all of the Japan Equity Fund’s portfolio will comply with the investment restrictions of the combined fund.

Response. The requested change has been made. The following footnote has been added to the Portfolio of Investments:

“DWS Investments expects that all of the portfolio assets of DWS Japan Equity Fund will be liquidated after shareholder approval and prior to the merger. Proceeds from the liquidation will be used to acquire securities consistent with DWS International Value Opportunities Fund’s current implementation of its investment objective, policies, restrictions and strategies.”

6.	Comment. At the bottom of each pro forma financial statement, please include the following legend: “See Notes to Pro Forma Financial Statements.”

Response. The requested change has been made.

7.	Comment. In the Statement of Assets and Liabilities, please correct the heading of the column describing the “Acquired Fund.” Presently, there are two columns labeled “Acquiring Fund.”

Response. The requested change has been made.

8.	Comment. Please confirm whether the DWS Funds adopted FASB 157. If the Funds have adopted FASB 157, corresponding disclosure (in particular, regarding the three tiers of investment valuation) should be included in the notes to the pro forma financial statements.

Response. The requested change has been made.

We hope that the foregoing responses adequately address the Comments. Please feel free to call me at (617) 951-7109 with any questions.

Very truly yours,

/s/Yana D. Guss

cc:	Laura McCollum, Esq.

Jason E. Brown, Esq

APPENDIX A

DWS JAPAN EQUITY FUND MERGER—SURVIVING FUND ANALYSIS

Deutsche Investment Management Americas Inc. (the “Advisor”), DWS International Value Opportunities Fund (“International Value Fund”) and DWS Japan Equity Fund (“Japan Fund” and collectively with International Value Fund, the “Funds”) believe that International Value Fund is the appropriate survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsel in making this determination.

In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of Japan Fund into International Value Fund.

[1]	Pub. avail. Aug. 5, 1994.

Investment Advisors; Continuity of Management

Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. In addition, International Value Fund also has, and the surviving fund will continue to have, a subadvisor, Deutsche Asset Management International GmbH (“DeAMI”). DeAMI, an affiliate of DIMA, currently serves as subadvisor to several funds managed by DIMA. Both Funds are overseen by the same Board.

The portfolio management team that currently manages International Value Fund will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing International Value Fund. Accordingly, the Advisor believes that the historical performance of International Value Fund is more likely to be indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The expense structures of the two Funds are similar. The expense structure of the surviving fund will be that of International Value Fund. The expense ratios for the surviving fund are expected to be equal to or lower than the current expense ratios for the corresponding classes of each of the Funds.
Investment Objective, Policies and Restrictions	Japan Fund seeks high capital appreciation and International Value Fund seeks long-term capital appreciation, with current income as a secondary objective. Both Funds normally invest at least 80% of assets in equity securities and other securities with equity characteristics; however, Japan Fund invests only in Japan securities, while International Value Fund pursues investment opportunities in a wide range of foreign countries. Following the merger, the surviving fund will pursue the investment objective, policies and restrictions of International Value Fund.
Portfolio Composition	Japan Fund expects to liquidate substantially all of its portfolio holdings prior to the merger and to reinvest the proceeds in securities that more closely fit the investment policies and restrictions of International Value Fund. Therefore, at the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of International Value Fund.
Asset Size	As of February 28, 2009, Japan Fund had approximately $40.4 million in assets and International Value Fund had approximately $10.9 million in assets.

In terms of the structure of the transaction, Japan Fund will contribute all of its assets and liabilities to International Value Fund in exchange for shares of International Value Fund. Japan Fund will liquidate and dissolve following the distribution of these International Value Fund

Securities and Exchange Commission	March 11, 2009

shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.

Specifically, of the five NAST Factors, four clearly indicate that the surviving fund will more closely resemble International Value Fund. With respect to continuity of management, the surviving fund will be overseen by the Board that currently oversees both International Value Fund and Japan Fund, the existing investment advisor to both Funds will continue in that role, and the current sub-advisor to International Value Fund will be the sub-advisor to the surviving fund. The surviving fund will continue to employ International Value Fund’s fee structure. With respect to portfolio composition, Japan Fund’s holdings will be repositioned so as to make all holdings of the surviving fund consistent with the investment objective, policies and restrictions of International Value Fund. Although the two funds pursue different investment programs, the surviving fund will retain the current investment objective, policies and restrictions of the International Value Fund.

The relative asset size of the two Funds indicates that the surviving fund may more closely resemble the Japan Fund, but Fund management does not consider this factor to be determinative.

After consultation with the Funds’ legal counsel, and in light of the three supportive NAST Factors, the Advisor and the Funds believe that the surviving fund will more closely resemble International Value Fund, and International Value Fund is therefore the appropriate survivor of the merger.